

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Yan Lin
Chief Executive Officer
Jintai Mining Group, Inc.
c/o Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, NY 10022

> **Re: Jintai Mining Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-168803**
> **Filed February 11, 2011**

Dear Mr. Lin:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your filing to include financial statements as of and for the period ending December 31, 2010.

2.   We note your response to comment 3 from our letter dated February 1, 2011, as well as your revised disclosure at pages 2 and 74. Please revise your discussion of income tax incentives in both sections to disclose that the rate increased to 25% effective January 1, 2011, as disclosed at page 39, or advise.

"All but one member of our current management team have no experience in managing and operating a public company…," page 14

3.   We note your response to prior comment six, which indicates that your books and records are maintained in accordance with U.S. GAAP. As previously requested, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.   In addition, please tell us how you considered enhancing your risk factor disclosure to specifically highlight your current lack of U.S. GAAP expertise.

Our Products, page 68

4.   We note your new disclosure that upon completion of the separating process, you obtain tailings in addition to your other products. This disclosure seems to imply that the separating process always produces some amount of tailings when completed. Please explain to us why your response to prior comment 29 in your response letter dated January 7, 2011 indicated that you had produced zero tons of tailings for the six month period ended September 30, 2010.

Note 17 Segment Information, page F-17

5.   We note your response to prior comment 17, which indicates that you process zinc concentrates for third parties. Please tell us how you record the revenues associated with providing these services to third parties. In addition, please tell us:

- whether you are under any obligation, written or implied, to process zinc concentrate from third party sources;

- the amount of zinc concentrate you process from third party sources and indicate the related annual revenue and income for all periods presented;

- if you take title to the zinc concentrate received from third parties and sell it back to the same or different third party subsequent to processing; and

- how you considered ASC 605-45 in assessing whether to record revenue on a gross or net basis.

Please include your policy for accounting for such transactions in your notes to financial statements and discuss the impacts to your statements of operations with respect to these transactions, if significant.

6.   Please disclose your revenues for each product and service as required by ASC 280-10-50-40.

Consolidated Statements of Operations for the Six Months Ended September 30, 2010, page Q-2

7.   We note your response to prior comment 12, which indicates that the warrants are anti-dilutive and excluded from the earnings per share calculation. As previously requested, refer to ASC 260-10-50-1 and disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period presented.

8.   We further note that the number of shares outstanding for diluted purposes was previously disclosed as 32,400,000 shares and has been revised to reflect 32,333,333 shares. It remains unclear to us why the 32,333,333 shares outstanding for diluted purposes exceed the shares outstanding for basic purposes by 333,333 shares. In this regard, we note your outstanding warrants are convertible at 110% of your IPO price and your convertible debt appears to have a conversion price equal to your IPO price. Please clarify which securities are dilutive for purposes of calculating diluted earnings per share, or revise as necessary. As part of your response, please provide us with your detailed calculation of diluted shares outstanding.

Note 14 Convertible Notes, page Q-18

9.   We note your response to prior comment 14. It remains unclear to us the basis for your conclusions that the warrants had no fair value because they were out of the money at issuance and that regular valuation methods do not apply. Refer to ASC 820, which provides valuation techniques when no observable inputs exist for an asset or liability.

10.   With respect to your outstanding warrants, please refer to ASC 815-10-15-74 and ASC 815-40 and clarify how you analyzed whether the warrants should be accounted for as a derivative instrument. In doing so, please clarify how the "adjustments of exercise price" in paragraph 11 of your warrant agreement impacts whether the warrants are indexed to your stock.

Note 16 Income Taxes, page Q-19

11.   We note your response to comment 13 as well as your revised disclosure. Please clarify why the amounts of tax provisions disclosed in your note are inconsistent with the amounts recorded on the face of your income statements for all periods presented.   Also, we note that your balance sheet reflects $892,324 taxes payable as of March 31, 2010, your statement of operations reflects a $2,410,050 income tax provision for the six months ended September 30, 2010, and your statements of cash flows reflects nil taxes paid for the

six months ended September 30, 2010. Please clarify why the net of these amounts do not agree with the $5,195,311 taxes payable reflected on your balance sheet as of September 30, 2010. In doing so, provide a rollforward of your tax payable account from March 31, 2009 to September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Arthur Marcus, Esq.
        (212) 980-5192